1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

August 17, 2012

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.
Amendment No. 1 to Registration Statement on Form 20-F
Filed June 28, 2012
File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 27, 2012 (the “Comment Letter”) to Ms. Josée Guibord, Director, Corporate Legal Services with respect to Brookfield Renewable’s Amendment No. 1 to Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, Brookfield Renewable is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 2 showing changes against the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Brookfield Renewable’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The following are Brookfield Renewable’s responses to the Comment Letter:

3.D Risk Factors, page 16

Risks Related to Brookfield Renewable, page 16

Brookfield Renewable is not, and does not intend to become, regulated …, page 16

1.	Please provide further information necessary to conduct an analysis under rule 3a-1 under the Investment Company Act of 1940 for Brookfield Renewable Energy, including, but not limited to, each of its subsidiaries. In particular, please explain which subsidiaries are wholly-owned, majority-owned or otherwise, and the value you assign to each. In addition, please provide an analysis of how each majority-owned subsidiary and primarily controlled company is not itself an investment company.

Brookfield Renewable advises the Staff that it is, and holds itself out as being, primarily engaged, through its wholly-owned, majority-owned, and primarily controlled subsidiaries, in the ownership and operation of renewable energy entities globally. These entities consist of 171 hydroelectric generating stations on 67 river systems and seven wind facilities throughout Canada, the United States, and Brazil. Consistent with Rule 3a-1 (“Rule 3a-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”), on a consolidated basis with respect to its wholly-owned subsidiaries, including Brookfield Renewable Energy L.P. (“BRELP”), and otherwise on an unconsolidated basis, less than 45% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items and Government securities) consist of, and less than 45% of Brookfield Renewable’s net income after taxes for the last four fiscal quarters combined is derived from, securities other than (1) Government securities; (2) securities issued by majority-owned subsidiaries of Brookfield Renewable, which are not themselves investment companies and do not rely on the exemptions from investment company status provided in Section 3(b)(3), 3(c)(1), or 3(c)(7) of the 1940 Act; and (3) securities issued by companies (x) which are controlled primarily by Brookfield Renewable, (y) through which Brookfield Renewable engages in a business other than that of investing, reinvesting, owning, holding or trading in securities, and (z) which are not investment companies. Finally, Brookfield Renewable is not a “special situation investment company,” because it does not secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.

For purposes of the 1940 Act, Brookfield Renewable’s direct subsidiary, BRELP, is treated as a “wholly-owned subsidiary,” because 95% or more of BRELP’s outstanding voting securities are owned by Brookfield Renewable. This position is consistent with the Staff’s interpretation of the voting requirement in the case of a limited partnership to mean that the holder of the voting power (here, Brookfield Renewable) must have the ability to remove and replace the general partner of the limited partnership. Brookfield Renewable holds 100% of the ability to remove and replace BRELP’s general partner. Because BRELP is a wholly-owned subsidiary, Brookfield Renewable consolidates all of the assets of BRELP onto its balance sheet for purposes of Rule 3a-1. In turn, BRELP, which is an intermediate holding company, consolidates many of Brookfield Renewable’s operating entities onto its balance sheet because these entities are held through wholly-owned intermediate holding companies and are themselves wholly-owned.

As of the end of the last fiscal quarter, the value of the assets of these operating entities, which are not themselves investment companies under Section 3(b)(3), 3(c)(1), or 3(c)(7) of the 1940 Act, constituted more than 55% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items, and Government securities). Specifically, the value of the assets of the following operating entities—which do not represent all of Brookfield Renewable’s Rule 3a-1 “good assets”—was $12.4 billion, representing 80% of the value of Brookfield Renewable’s assets (exclusive of cash, cash items, and Government securities). The operating entities in question—all of which are indirectly wholly-owned by Brookfield Renewable—are listed in Appendix A attached hereto (the “Operating Entities”).

With respect to net income, Brookfield Renewable currently has net losses for the past four fiscal quarters combined, and therefore calculates its net income test under DRX, Inc., SEC No-Action Letter (June 28, 1988) (“DRX”). Under DRX, net operating loss (i.e., operating income less those expenses associated only with that income) can be compared to total net loss. For the last four fiscal quarters, Brookfield Renewable’s net loss from the operating entities listed above for the last four fiscal quarters combined was $348 million, which represented more than 100% of Brookfield Renewable’s total net loss after taxes for that period. If calculated on a revenue basis, Brookfield Renewable’s revenue from the Operating Entities for the last four fiscal quarters combined was $1.1 billion, which represented more than 85% of Brookfield Renewable’s total revenue for that period.

Brookfield Renewable owns additional operating entities through majority-owned subsidiaries and primarily controlled entities and does not consolidate the value of these entities for purposes of Rule 3a-1. We have not included an analysis of these entities as we submit that such an analysis is not needed to demonstrate Brookfield Renewable’s compliance with Rule 3a-1.

Item 5. Operating and Financial Review and Prospects, page 62

5.A. Operating Results, page 62

2.	We reviewed your response to prior comment 15 and the related revisions to your disclosure. We continue to believe the way in which you have arranged your disclosures attaches undue prominence to the non-GAAP and pro-forma non-GAAP information. In this regard, we note there is a lengthy discussion of pro forma non-GAAP results provided first, followed by a discussion of your liquidity and capitalization, followed next by a discussion of historical consolidated non-GAAP results, only then to be followed with a very brief discussion of the consolidated financial statements presented in accordance with IFRS. While we understand your belief that the non-GAAP and pro forma non-GAAP measures provide useful information to investors, we do not believe this obviates the requirement in Item 10(e)(1)(i)(A) of Regulation S-K that you present and discuss with equal or greater prominence your consolidated results of operations as presented in accordance with IFRS. Please revise your disclosures throughout Item 5 accordingly.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosures throughout Item 5 of Amendment No. 2 to present and discuss with equal or greater prominence its consolidated results of operations in accordance with International Financial Reporting Standards (“IFRS”). In this regard, Brookfield Renewable has rearranged its disclosure so as to not attach undue prominence to non-IFRS and pro-forma non-IFRS information.

Adjusted EBITDA and FFO on a Pro Forma Basis, page 64

3.	We reviewed your response to prior comment 20 and believe that the information provided in your correspondence regarding how the amount of revenues in the LTA scenario is computed/derived and why the LTA or normalized generation scenario impacts revenues but has no impact on direct operating or other costs would be useful information that should be disclosed in your filing. Please revise your disclosures.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on pages 89 and 90 to include a description of how the pro forma revenue is calculated in the LTA scenario and how direct operating or other costs are impacted (or not) by generation and revenue.

Reconciliation of Consolidated Results, page 77

4.	We reviewed your response to prior comment 16 and are unable to locate a reconciliation of Adjusted EBITDA to net income on a historical consolidated basis for each period presented. Please advise or otherwise revise to include the reconciliations.

Brookfield Renewable acknowledges the Staff’s comments and respectfully advises the Staff that on pages 64 and 69 it presents the calculation of Adjusted EBITDA and FFO in tabular format with the reconciliation of FFO to net income on pages 78, 104, and 118.

5.D Trend Information, page 106

5.	We note your response to prior comment 25 in which you state that you have discussed relevant trend information in a number of different subsections within Item 5.A of your registration statement. Since Item 5.A of your disclosure covers more than 40 pages of your registration statement, please revise to state in one location within Item 5 the most significant factors affecting your results, such as actual generation levels as compared to expected LTA, your long-term view regarding electricity prices and your expectation that the demand for electricity from renewable sources will rise. We would not object if, in the alternative, you revised your disclosure under Item 5.D to specifically reference the subparts of Item 5.A where investors can locate the required disclosure.

Brookfield Renewable acknowledges the Staff’s comments and has revised its disclosure on page 121 (Item 5.D Trend Information) to state in one location within Item 5 the most significant factors affecting results by specifically referencing the subparts of Item 5.A where investors can locate the required disclosures.

Item 19. Exhibits, page 185

6.	We note your response to prior comment 40 in which you stated that the Energy Revenue Agreement represented close to 10% of your revenues. Please file this agreement as an exhibit to your registration statement.

Brookfield Renewable acknowledges the Staff’s comments and has filed the Energy Revenue Agreement as exhibit 4.14 to Amendment No. 2.

Consolidated Financial Statements, page F-5

Consolidated Statements of (Loss) Income, page F-6

7.	We reviewed your response to prior comment 41 and are not persuaded by your argument that the presentation of funds from operations prior to non-controlling interests (FFO) on the face of the statements of (loss) income is in compliance with the guidance in paragraphs 85 and 86 of IAS 1, IAS1.BC56, or the IFRS Conceptual Framework for financial reporting. While we understand the measure FFO may be used by you and/or analysts/investors to monitor cash flows and operating performance, and do not object to disclosure of FFO outside of the financial statements, we continue to believe you should remove this subtotal from the statements of (loss) income. In this regard, we do not believe it is appropriate to present on the face of the statements of (loss) income profit measures which exclude charges that are integral to your operations on the grounds that they do not involve cash flows. Please make conforming revisions to the pro forma statements of (loss) income starting on page F-75.

Brookfield Renewable acknowledges the Staff’s comments and has revised the face of its consolidated statements of (loss) income on page F-6 to remove the subtotal of FFO to reflect the comments above. Brookfield Renewable has also made the corresponding revisions to the pro forma consolidated statement of (loss) income on page F-87.

Notes to Consolidated Financial Statements, page F-10

Note 2. Significant Accounting Policies, page F-10

(o) Critical Judgments in Applying Accounting Policies, page F-17

(iv) Consolidation of Brookfield Renewable Power Fund, page F-18

8.

We reviewed your response to prior comment 42 and ask that you please provide us additional information in support of your assertion that you had control of the Fund via agreements which gave you the power to govern the financial and operating polices of the Fund. In doing so, please list the most significant financial and operating policies of the Fund. For each policy, indicate whether you had the power to govern the policy and the source of such power (e.g., the

GLPT Management Agreement). Tell us whether there were any factors that might indicate you did not have control under IAS 27 that had to be overcome. Please also tell us the voting rights of the fund units that were not held by you, and how these voting rights were considered in determining you had control under IAS 27.

As indicated in its response letter to the Staff dated June 28, 2012, Brookfield Renewable concluded that control was established under International Accounting Standard (“IAS”) 27.13(b) (power to govern the financial and operating policies of the entity under a statute or an agreement) through the following agreements: the Brookfield Renewable Power Fund (the “Fund”) Administration Agreement, the Great Lakes Power Trust (“GLPT”) Management Agreement, the various operation/management agreements between Brookfield Renewable Power Inc. (“BRPI”) (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT, the GLPT Trust Agreement, and the BRPI power purchase agreements (“PPA”) with the subsidiaries that did not have external PPAs.

Brookfield Renewable advises the Staff that financial and operating policies are not explicitly defined in the context of control under IAS 27 Consolidated and Separate Financial Statements. While financial and operating policies are not defined, Brookfield Renewable believes that:

(1)	financial policies generally would include those policies that guide capital expenditures, budget approvals, credit terms, dividend policies, issuance of debt, cash management and accounting policies; and

(2)	operating policies generally would include those policies that guide activities such as sales, marketing, facilities operation, human resources, and acquisitions and disposals of investments.

Furthermore, IAS 27 does not explicitly define the phrase “power to govern”. As a result, Brookfield Renewable interprets the phrase as having the capacity or ability to accomplish objectives unilaterally and without requiring the permission of the other unitholders of the Fund or others, in this case through the decision-making process over the most critical financial and operating policies of the Fund. Brookfield Renewable concluded that BRPI exercised control over the significant decisions made in the ordinary course of business of the Fund that were normally expected to arise in directing and carrying out the Fund’s business activities.

The following summarizes the most significant financial and operating policies including the agreement source of BRPI’s ability to govern the decision-making process of the Fund in relation to each subject matter set out below:

•

Policies over the management, operation and maintenance of the business and for each facility. The Fund did not have its own executive team, and BRPI provided all executive functions under the GLPT Management Agreement. Further, BRPI and its employees participated in and managed substantially all of the operations of the Fund. Agreement source – Operation / Management Agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT

•

Establishment of the operating and capital expenditures decisions by setting the budget for each facility. The budget for each operating facility had to be approved by the Board of Directors of the operating entity, and all of the operating entities had the same three Board members, all of whom were senior officers of BRPI. The operating entities’ Boards were appointed by officers of the Fund (who were also all officers of BRPI), who, in turn, were appointed by the Fund’s Board of Trustees. Agreement source – GLPT Management Agreement; Operation/Management Agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT; and the GLPT Trust Agreement.

•	Investments and acquisitions for the business. Agreement source – Operation / Management Agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT.

•

Human resources functions for GLPT and the operating subsidiaries. Agreement source - GLPT Management Agreement; Operation / Management Agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT.

•	Proposal of dividend payments. Agreement source – Fund Administration Agreement.

•	Cash management services. Agreement source - GLPT Management Agreement.

•	Water management services. Agreement source – Operation / Management Agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT.

In addition, given the relative importance of the GLPT Management Agreement and Brookfield Renewable Power Fund Administration Agreement (which contracted out the general administration activities of the Fund to a BRPI subsidiary), Brookfield Renewable considered the cancellation, amendment and termination provisions under these agreements. Both agreements renewed in perpetuity at the option of BRPI (or a wholly-owned subsidiary). The agreements could be amended only with the consent of BRPI (or a wholly-owned subsidiary) and the trustee of the Fund. In addition, neither the Fund nor GLPT had the right to unilaterally terminate the agreements unless BRPI was in default, as defined in the agreements. Similar provisions existed within the Operation / Management Agreements between BRPI (or a wholly-owned subsidiary) and each of the subsidiaries of GLPT. Given this, there was limited ability for a party other than BRPI (or a wholly-owned subsidiary) to cancel or amend the various agreements that governed the activities of the Fund, GLPT and operating subsidiaries of GLPT.

As part of its assessment of control under IAS 27.13, Brookfield Renewable also assessed the control indicators under IAS 27.13(a), IAS 27.13(c) and IAS 27.13(d) and concluded that these control indicators were not present. With respect to IAS 27.13(a), the voting rights of the Fund’s other unitholders were considered in Brookfield Renewable’s analysis given the fact that BRPI was the dominant unitholder, with approximately 34% of the Fund’s units. The remaining units were widely dispersed, with no single unitholder owning more than 7%, and the top nine unitholders owning approximately 20%, collectively. All remaining owners held less than 1% of the outstanding units. In addition, pursuant to the GLPT Trust Agreement, BRPI had the ability to propose the entire slate of nominees for election as the Trust’s Board of Trustees, as long as BRPI owned at least 10% of the outstanding Fund units.

The use of the word “or” in the listing of control indicators in IAS 27.13 implies that only one of the control indicators needed to be met in order to determine that control existed. As such, considering the power granted to BRPI to govern the financial and operating policies of the Fund under IAS 27.13(b), Brookfield Renewable did not need to conclude whether de facto control existed over the Fund based on the ownership of the remaining 66% of the Fund units not held by BRPI, since the control criteria in IAS 27.13(b) were satisfied.

Unaudited Pro Forma Condensed Combined Statements of (Loss) Income…, page F-75

9.	We note your response to prior comment 46 explaining why you believe that a pro forma statement of (loss) income for the year ended December 31, 2010 is appropriate. Notwithstanding that position, Article 11-02(c)(2)(i) specifically prohibits a pro forma condensed statements of income for a period earlier than the most recent fiscal year end. As such, please revise your filing accordingly. Please note that we will not object if you choose to supplement the discussion of your historical results within the Operating and Financial Review and Prospects section with a discussion based on S-X Article 11 pro forma information provided that the supplemental discussion is not presented with greater prominence than the discussion of the historical financial information.

Brookfield Renewable acknowledges the Staff’s comments and has revised Amendment No. 2 to comply with Article 11-02(c)(2)(i) of Regulation S-X and has removed the pro forma condensed statement of income for the fiscal year ended December 31, 2010.

* * *

Brookfield Renewable, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta
Mile T. Kurta

(Enclosure)

cc:	Catherine Brown

Jason Niethamer

Robyn Manuel

Daniel Leslie

(Securities and Exchange Commission)

Josée Guibord

(Brookfield Renewable Energy Partners L.P.)

Appendix A

Operating Entities

Canada

Lievre Power L.P.

Great Lakes Power Limited

Missisagi Power Trust

Comber Wind Limited Partnership

Brookfield Power Wind Prince LP

Gosfield Wind Limited Partnership

Coulonge Power and Company, Limited Partnership

Carmichael Limited Partnership

Lake Superior Power Limited Partnership

Waltham Power and Company, Limited Partnership

Valerie Falls Limited Partnership

Hydro Pontiac Inc.

Brookfield BRP Canada Corp.

Comber Wind Financial Corporation

Gosfield Wind Financial Corporation

Lievre Power Financing Corporation

Brookfield Power Wind Prince Financial Corporation

Brookfield Renewable Energy Partners ULC

Brookfield BRP Holdings (Canada) Inc.

United States

Erie Boulevard Hydropower, L.P.

Great Lakes Hydro America, LLC

Hawks Nest Hydro LLC

Rumford Falls Hydro LLC

Twin Cities Hydro LLC

Brookfield Power Piney & Deep Creek LLC

Brookfield Power New York Finance LP

BPUS NewFinance LLC

Brookfield Power US Holding America Co.

Brazil

Itiquira Energetica S.A.

Brookfield Energética Renovável S.A

Centrais Hydrelétricas Grapon S.A

Rio Pomba Energética S.A

Barra Do Brauna Energetica SA

Energética Campos de Cima da Sera Ltda

Rio Gloria Energética S.A

Linha Emilia Energética S.A

Energetica Salto Natal S.A

Riachao Energética S.A

Pezzi Energética S.A

Serra dos Cavalinhos II Energética S.A

Cotipora Energética S.A

Caçador Energética S.A

Energética Ponte Alta S.A

Zona da Mata Geraçao S.A

Rio Manhuaçu Energética S.A